SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 31, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ☒            Form 40-F      ☐

Enclosures:

1.               Nokia stock exchange release dated January 31, 2008: Board’s resolution to issue shares held by the Company and transfer of shares

STOCK EXCHANGE RELEASE

January 31, 2008

Board’s resolution to issue shares held by the Company and transfer of shares

Espoo, Finland - Based on the authorization to issue shares granted by the Annual General Meeting on May 3, 2007, the Nokia Board of Directors resolved to issue 56 182 Nokia shares held by the Company and to transfer the shares on January 31, 2008 as settlement under the Nokia Auxiliary Performance Share Plan 2006 to the Plan participants.

Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 21 158 Nokia shares held by the Company are on January 31, 2008 transferred to Nokia equity plan participants as settlement under the plans.

In total 77 340 shares are transferred to the equity plan participants on January 31, 2008.

Media Enquiries:

Nokia

Communications

Tel- +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel